August 11, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Whitehall Funds; File No. 33-64845

Dear Mr. Sandoe,

The following responds to your comments of July 23, 2010 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 40 that was filed on June 9, 2010 pursuant to Rule 485(a).

Comment 1:  International Explorer Fund (the “Fund”) – Shareholder Fees Table

Comment:         Remove the footnote to the fee table that describes the application of the redemption fee.

Response:         We believe that the footnote provides important and material information to investors about the Fund’s redemption fee.  We believe that retaining the footnote could impact an investor’s investment decision.  For this reason, we will retain the footnote.

Comment 2:    International Explorer Fund – Primary Investment Strategies

Comment:         The Primary Investment Strategies section states that the Fund invests primarily in equity securities of small-capitalization companies located in numerous countries located outside of the United States.  Please explain how the Fund defines “small-capitalization companies.”

Response:         The phrase small capitalization company is discussed in the Market Exposure section of the prospectus.  In that section, we note that stocks of publicly traded companies and funds that invest in stocks are often classified according to market value or market capitalization, and that market capitalization ranges change over time.  We also note that interpretations of size vary, and there is no official definition of small capitalization even among Vanguard fund advisors.  We do not define small capitalization using a specific dollar range or amount because we believe that could potentially confuse investors as dollar ranges vary over time and among advisors and funds.  Instead, we disclose the Fund’s asset weighted median market capitalization as of its fiscal year end.  We believe this information is useful for investors concerned with market capitalization.  In addition, the last paragraph in the Market Exposure section sets forth certain defining characteristics of small companies in comparison to larger companies.

Comment 3:    International Explorer Fund – Primary Investment Strategies

Comment:         Please confirm that the Fund’s international investment strategy involves investing in at least three countries.

Response:         As of April 30, 2010, the Fund invested in 28 countries.

Comment 4:    International Explorer Fund – Primary Risks

Comment:         Unless the Fund is advised by or sold through an insured depository institution, delete the sentence stating that “an investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the [FDIC] or any other governmental agency.”

Response:         The Fund may be sold through depository institutions.  Therefore, we will retain this disclosure.

Comment 5:    International Explorer Fund– Annual Total Returns

Comment:         In the paragraph prior to the Annual Total Return table, please delete the description of the Fund’s 2002 reorganization.

Response:         The description will be deleted.

Comment 6:    International Explorer Fund– Annual Total Returns

Comment:         In the paragraph prior to the Annual Total Return table, please delete the description of the Standard & Poor’s EPAC Smallcap Index.

Response:         The description will be deleted.  We intend to add the description to the Glossary of Investment Terms section of the prospectus.

Comment 7:    SAI– Fundamental Policies

Comment:         The second to last paragraph of the fundamental policies section states that “unless otherwise required by the 1940 Act, if a percentage restriction is adhered to at the time the investment is made, a later change in the percentage resulting from a change in the market value of assets will not constitute a violation of the restriction.”  Please modify the disclosure to note that a fund’s borrowing is an exception to the general rule stated above.

Response:         We have modified the disclosure as requested.

Comment 8:    SAI– Fundamental Policies– Diversification

Comment:         If the Fund is diversified, please include diversification in the list of the Fund’s fundamental policies.

Response:         We will update the disclosure in response to your comment.

Comment 9:    Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-4294 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Michael J. Drayo

Associate Counsel